LITHIUM ARGENTINA AG

Voting Results for Annual General Meeting of Shareholders of
Lithium Argentina AG (the "Company") held on June 19, 2026 (the "Meeting")

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

1. Approve the Swiss consolidated financial statements of the Company for the year ended December 31, 2025, and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon	Carried	39,718,409 (98.91%)	307,184 (0.76%)	130,522 (0.33%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

2. Approve the appropriation of the accumulated loss for fiscal year 2025	Carried	39,677,729 (98.81%)	241,389 (0.60%)	236,997 (0.59%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

3. Approve the discharge of the members of the Board of Directors of the Company (the "Board") and of the executive management team from liability for the activities during fiscal year 2025	Carried	39,019,725 (97.17%)	969,376 (2.41%)	167,014 (0.42%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

4. Approve the Company's new amended and restated equity incentive plan	Carried	26,559,894 (66.14%)	13,371,111 (33.30%)	225,110 (0.56%)

5. Re-elect the eight directors of the Company, each for a term extending until completion of the next annual general meeting:	Outcome of Vote	Votes For	Votes Against	Votes Abstain

(a) John Kanellitsas	Carried	35,743,528 (89.01%)	4,316,352 (10.75%)	96,235 (0.24%)

(b) Sam Pigott	Carried	39,633,596 (98.70%)	357,040 (0.89%)	165,479 (0.41%)

(c) George Ireland	Carried	39,124,887 (97.43%)	922,361 (2.30%)	108,867 (0.27%)

(d) Diego Lopez Casanello	Carried	39,784,400 (99.07%)	194,603 (0.48%)	177,112 (0.44%)

(e) Robert Doyle	Carried	39,214,939 (97.66%)	763,097 (1.90%)	178,079 (0.44%)

(f) Franco Mignacco	Carried	35,701,992 (88.91%)	4,281,796 (10.66%)	172,327 (0.43%)

(g) Calum Morrison	Carried	37,565,051 (93.55%)	1,518,623 (3.78%)	1,072,441 (2.67%)

(h) Monica Moretto	Carried	39,776,372 (99.05%)	206,999 (0.52%)	172,744 (0.43%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

6. Re-elect John Kanellitsas as Chair of the Board for a term extending until completion of the next annual general meeting	Carried	39,586,209 (98.58%)	389,279 (0.97%)	180,627 (0.45%)

7. Re-elect the three members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting:	Outcome of Vote	Votes For	Votes Against	Votes Abstain

(a) Calum Morrison	Carried	27,761,383 (69.13%)	12,211,412 (30.41%)	183,320 (0.46%)

(b) George Ireland	Carried	38,403,348 (95.64%)	1,630,379 (4.06%)	122,388 (0.30%)

(c) Robert Doyle	Carried	38,719,121 (96.42%)	1,239,540 (3.09%)	197,454 (0.49%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

8. Appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company	Carried	28,402,556 (70.73%)	11,677,462 (29.08%)	76,097 (0.19%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

9. Elect for the financial year 2026, PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor	Carried	28,325,713 (70.54%)	11,685,925 (29.10%)	144,477 (0.36%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

10. Approve a non-binding advisory resolution on the Company's executive compensation	Carried	26,558,532 (66.14%)	13,351,481 (33.25%)	246,102 (0.61%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

11. Approve the maximum aggregate compensation of the Board for the period until the next annual general meeting	Carried	38,941,464 (96.98%)	979,711 (2.44%)	234,940 (0.59%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

12. Approve the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss	Carried	38,977,510 (97.06%)	936,819 (2.33%)	241,786 (0.60%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

13. Approve a non-binding advisory resolution on the Swiss statutory compensation report	Carried	26,310,282 (65.52%)	13,623,968 (33.93%)	221,865 (0.55%)

	Outcome of Vote	Votes For	Votes Against	Votes Abstain

14. Elect Anwaltskanzlei Keller AG as the Swiss statutory independent voting rights representative for a term extending until completion of the next annual general meeting	Carried	39,683,271 (98.82%)	292,777 (0.73%)	180,067 (0.45%)

The vote on all matters was conducted by way of written ballot cast at the Meeting.